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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9
                             (AMENDMENT NO. 3)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

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                         JOHNS MANVILLE CORPORATION
                         (Name of Subject Company)

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                         JOHNS MANVILLE CORPORATION
                    (Name of Person(s) Filing Statement)

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

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                                478129 10 9
                   (CUSIP Number of Class of Securities)

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                             DION PERSSON, ESQ.
                              VICE PRESIDENT,
                  ASSISTANT GENERAL COUNSEL AND SECRETARY
                         JOHNS MANVILLE CORPORATION
                              717 17TH STREET
                           DENVER, COLORADO 80202
                         TELEPHONE: (303) 978-2000
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
        and Communications on Behalf of Person(s) Filing Statement)

                              WITH A COPY TO:

                          STEPHEN F. ARCANO, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NY 10036-6522
                          TELEPHONE: 212-735-3000


       [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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      This Amendment No. 3 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2000 relating to the tender offer by filed by J Acquisition Corporation ("Purchaser"), a Delaware corporation, and by Berkshire Hathaway Inc. ("Berkshire"), a Delaware corporation and Purchaser's parent corporation, to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Johns Manville Corporation, a Delaware corporation ("Johns Manville"), at $13.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 29, 2000, as amended by Amendment Nos. 1, 2, 3 and 4 to Schedule TO filed with the SEC on January 16, 2001, January 29, 2001, February 14, 2001 and February 26, 2001,
respectively, and in the related Letter of Transmittal.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following information thereto:

     The Offer expired at 11:59 p.m., New York City time, on Friday, February 23, 2001. Following the expiration of the offer, Offeror accepted for payment approximately 130,224,340 Shares that were validly tendered and not withdrawn as of the termination of the Offer, including 524,861 Shares tendered by notice of guaranteed delivery. This number represents approximately 94.7% of the outstanding Shares. In addition, Berkshire already owned 4,788,900 Shares representing aproximately 3.5% of the issued and outstanding Shares.

     On Saturday, February 24, 2001, Parent issued a press release announcing the closing of the Offer and that it expects the Merger of Offeror into the Company to be completed as soon as practicable.

     A copy of the press release, dated February 24, 2001 issued by Berkshire and Purchaser announcing the expiration of the Offer is filed as Exhibit (a)(11) to the Schedule TO and is incorporated herein by reference.

ITEM 9.     EXHIBITS.

      Item 9 is further amended by amending and restating footnote (1) appearing under the exhibit table of the Schedule 14D-9 as follows:

      (1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated December 29, 2000, filed by Berkshire Hathaway Inc. and J Acquisition Corporation, as amended by Amendment No. 1 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on January 16, 2001, Amendment No. 2 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on January 29, 200, Amendment No. 3 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on February 14, 2001and Amendment No. 4 to Schedule TO filed by Berkshire Hathaway Inc. and J Acquisition Corporation on February 26, 2001 and incorporated herein by reference.



                                 SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      JOHNS MANVILLE CORPORATION


                                      By: /s/ Dion Persson
                                          --------------------------------
                                      Name:  Dion Persson
                                      Title: Vice President, Assistant
                                             General Counsel and Secretary



Dated:  February 26, 2001